SOCIAL INVESTMENT HOLDINGS, INC.

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ABOUT US

MISSION

Utilizing Business Strategies for Social Change

VISION

Creating safe, economically thriving communities that will view the world as a place of equal opportunity and endless possibilities.

Social Investment Holdings is a socially minded business and community development holding company. We believe that Broad based ownership opportunities, coupled with examples of highly visible social impact activities, could serve as a catalyst for retaining jobs, building better community relations, and providing the maximum opportunity to maintain and expand small businesses in and around neighborhoods, especially neighborhoods that suffer from a dearth of economic opportunities.

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OUR STORY

On August 27, 2016, members of the Fellowship of Christian Police Officers, Miami Youth for Christ, newspaper publishers, members of the Coconut Grove Ministerial Alliance, Business Owners, private equity fund managers, and the uncle of Corey Jones (Corey Jones was killed by a police officer in Palm Beach Gardens, Florida), held a summit, hosted by Williamson Automotive Group and its majority owner, to seek solutions to the police, race, and community relations problems we are facing today.

The ultimate goal of the summit was to identify and plan for the implementation of strategies that could lead to better police, race, and community relations. Since there were participants from multiple disciplines, including the social services sectors, strategies for changing attitudes included the need for an economic model that creates hope and opportunity in these communities. It was also recognized that there is a need for a source of funds to implement any strategy.

The company's founders, who attended the summit, recognized an opportunity to utilize some of the tools from the JOBS Act of 2010 in addressing part of the economic problems, such as the difficulty for small businesses to get loans or equity to maintain, create, and expand their businesses. These businesses are typically viewed upon as the backbone of developed economies. The summit participants concluded that there needed to be a company with a goal of showing measurable high social impact, while concurrently making a profit to accomplish the mission of building better race, police, and community relations.

WE BELIEVE SOCIAL INVESTMENT HOLDINGS IS THAT VEHICLE.